Exhibit 99.1

Polyrizon Advances Towards Human Clinical Trials: Secures First U.S. Clinical Site for NASARIX™ Allergy Blocker Clinical Trial

Raanana, Israel, May 13, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the signing of its first Clinical Trial Agreement (CTA) with a U.S.-based clinical research site specializing in allergy studies, marking a key milestone toward the initiation of its clinical program for the NASARIXTM (PL-14) Allergy Blocker.

The clinical site, located in Texas, will serve as the first participating center in Polyrizon’s planned multi-center study evaluating the safety, tolerability, and efficacy of the NASARIXTM Allergy Blocker in patients with seasonal allergic rhinitis.

The clinical study, titled “Evaluation of the Efficacy, Safety, and Tolerability of PL-14 Allergy Blocker Compared to Saline Spray in Patients with Seasonal Allergic Rhinitis”, will assess the performance of Polyrizon’s investigational nasal spray designed to create a protective barrier against airborne allergens.

“This agreement represents an important step in transitioning NASARIXTM from development stage into potential clinical validation,” said Tomer Izraeli, CEO of Polyrizon. “We are pleased to collaborate with an experienced clinical team as we advance toward initiating our first-in-human clinical study.”

The study is planned as a multi-center trial, with additional clinical sites expected to be added in the coming months. The trial will be conducted in accordance with international Good Clinical Practice (GCP) standards and applicable regulatory requirements, supporting Polyrizon’s broader regulatory strategy.

NASARIXTM is an investigational intranasal formulation designed to provide a non-pharmacological barrier against allergens, with the goal of preventing allergic reactions at the point of entry.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials and studies and transitioning NASARIXTM from development stage into potential clinical validation.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com